                                                                      Exhibit 99

                          IMPORTANT FACTORS REGARDING
                           FORWARD LOOKING STATEMENTS


The following factors, among others, could affect the Company's actual results and could cause Orbital's actual consolidated results for the fourth quarter of 1996 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

- Orbital, like most companies and governments that have launch and satellite programs, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites.
    In addition to any costs resulting from product warranties, contract performance or required remedial action, product failures may result in increased costs or loss of revenues due to postponement or cancellation of subsequently scheduled launches or spacecraft operations or other product deliveries.

- As of December 31, 1995, approximately 60% of Orbital's backlog is with the U.S. Government or under subcontracts with prime contractors to the U.S. Government. Most of Orbital's government contracts are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or the imposition of budgetary constraints could materially adversely affect Orbital's financial condition or results of operations. All the Company's U.S. Government contracts and, in general, its subcontracts with U.S. Government prime contractors, provide that such contracts may be terminated at will by the U.S. Government or the prime contractor, respectively. There can be no assurance that these contracts will not be terminated or suspended in the future, or that contract suspensions or termination will not result in unreimbursable expenses or charges or other adverse effects on the Company.

- Certain of the Company's revenues have been generated under fixed-price incentive fee, firm fixed-price and cost-plus-fee long-term contracts. Revenue recognition and profitability, if any, from a particular contract may be adversely affected to the extent that original cost estimates, estimated costs to complete or incentive or award fee estimates are revised, delivery schedules are delayed, or progress under a contract is otherwise impeded.

- The accuracy and appropriateness of Orbital's direct and indirect costs and expenses under its U.S. Government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. Government. These agencies have the right to challenge Orbital's cost estimates or allocations with respect to any such contract. Additionally, a substantial portion of payments to the Company under U.S. Government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. While there can be no certainty, Orbital believes that any adjustments likely to result from pending inquiries or audits of its contracts will not have a material adverse impact on Orbital's financial condition or results of operations.